ETF Opportunities Trust

8730 Stony Point Parkway, Suite 205

Richmond, VA 23235

FORESIDE FUND SERVICES, LLC

Three Canal Plaza, Suite 100

Portland, ME 04101

July 27, 2020

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Elena Stojic

RE:	Pre-Effective Amendment No. 2 to the Registration Statement filed for the N-1A Filing (File number 333-234544) of American Conservative Values ETF (the “ACV ETF”) and American Conservative Values Small-Cap ETF (the “ACV Small-Cap ETF”)(each a “Fund” and collectively, the “Funds”), each a series of ETF Opportunities Trust (the “Trust”)

Dear Ms. Stojic:

On behalf of the above referenced Registrant and its principal underwriter, Foreside Fund Services, LLC, pursuant to the requirements of Rule 461 under the Securities Act, we respectfully request that the effectiveness of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A/A filed on July 27, 2020 be accelerated to July 27, 2020, as of 4:00 p.m. Eastern Time.

Thank you for your prompt attention to the request for acceleration. Please contact John H. Lively at 913-660-0778 or Bo Howell at 509-279-8202 if you have any questions or need further information.

/s/ David A. Bogaert	/s/ Mark A. Fairbanks
David A. Bogaert	Mark A. Fairbanks
President	Vice President
ETF Opportunities Trust	Foreside Fund Services, LLC